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STUART STRAUSS

stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

February 7, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Ganley:

             This letter responds to telephonic comments from John M. Ganley of the Division of Investment Management regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors BDC Income ETF (formerly, Market Vectors Business Development Company ETF) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2011. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL COMMENT

Comment 1.

The Staff notes that the name “Market Vectors Business Development Company ETF” could suggest to investors that the Fund is itself a business development company. Please modify the Fund’s name so as to be consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (“1940 Act”).

	Response 1.	We have changed the Fund’s name to “Market Vectors BDC Income ETF.”

PROSPECTUS

Comment 2.

Please provide the Staff with completed “Fund Fees and Expenses” and “Expense Example” tables prior to filing the Fund’s registration statement under Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”).

	Response 2.	We have provided you with the requested information.

Comment 3.

Please delete the second and third sentences of footnote (b) to the “Acquired Fund Fees and Expenses” line item in the Fund Fees and Expenses table, as this information is not permitted or required by Form N-1A. This disclosure may be inserted elsewhere in the non-summary portion of the Prospectus.

	Response 3.	We respectfully acknowledge the comment; however, we believe the existing disclosure is appropriate given the nature of the Fund’s investments.

Comment 4.

Please include more information in the “Principal Investment Strategies” and index description sections of the Prospectus regarding how index constituents are selected and significant characteristics of the constituents, such as market capitalizations.

	Response 4.	The disclosure has been revised accordingly.

Comment 5.

Under the “Principal Investment Strategies” section, please change “may” to “will” in the sentence “The Fund may concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries,” or provide an explanation as to why that language is appropriate.

	Response 5.	The disclosure has been revised to replace “may” with “will” where it appears in this context in the prospectus and SAI.

Comment 6.

Unless the Fund is advised by or sold through an insured depository institution, please delete the sentence in the first paragraph in the section “Principal Risks of Investing in the Fund” in the summary and statutory portions of the Prospectus that states “An investment in the Fund is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

	Response 6.	We respectfully acknowledge the comment; however, we believe that the referenced disclosure is appropriate.

Comment 7.	Please revise “Risk of Investing in BDCs” in the summary section of the Prospectus to include disclosure regarding BDCs’ investments in junk bonds.

	Response 7.	The disclosure has been revised accordingly.

Comment 8.

In the “Additional Information About the Fund’s Investment Strategies and Risks” section of the Prospectus, please revise the caption “Additional Investment Strategies” to reflect the fact that the first paragraph of that sub-section relates to the Fund’s principal investment strategies, and add a caption entitled “Additional Investment Strategies” above the second paragraph of that sub-section.

	Response 8.	The disclosure has been revised accordingly.

Comment 9.

Please delete the word “global” from the second sentence of the first paragraph in the index description section of the Prospectus. Please also provide the Staff with the final version of the index description prior to filing the Fund’s registration statement under Rule 485(b) under the 1933 Act.

	Response 9.	The Index description has been revised to delete the word “global.” We have provided you with the requested information.

STATEMENT OF ADDITIONAL INFORMATION

Comment 10.	Please revise fundamental investment restriction #7 as follows:

The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry except that the Fund ~~may~~ will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. [(Emphasis added.)]

	Response 10.	The disclosure has been revised accordingly.

Comment 11.

If the Fund will use an index provider affiliated with Van Eck Associates Corporation (the “Adviser”) in reliance on exemptive relief applicable to the Trust, please include disclosure regarding the conflicts of interest that this may entail.

	Response 11.	The disclosure has been revised accordingly.

Comment 12.

Please explain how creation transaction fees charged to persons eligible to place orders with the Distributor to create Creation Units of the Fund (“Authorized Participants”) are consistent with Rule 22c-1 under the 1940 Act.

Response 12.

Rule 22c-1 under the 1940 Act generally requires that a fund, underwriter or dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on net asset value (“NAV”) next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

The provisions of Rule 22c-1 appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices and (iii) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price. The Trust believes that none of these purposes are thwarted by charging Authorized Participants creation transaction fees.

The plain language of Rule 22c-1 only requires that sales of fund shares be made at a price based on NAV. Rule 22c-1 does not require that sales of fund shares be made at a price equal to NAV. Sales of fund shares to Authorized Participants are always based on the NAV next computed after receipt of an order in good standing. A creation transaction fee may then be imposed in addition to the NAV-based sale price to cover the transfer and other transaction costs associated with the issuance of Creation Units. Such fees are necessary to make a fund whole for the costs associated with transferring in-kind securities or the receipt of cash that must then be invested in portfolio securities, as applicable. The creation transaction fees thus protect the existing shareholders of a fund from the dilutive costs associated with the purchase of Creation Units.

Moreover, creation transaction fees were specifically discussed in the Trust’s application for exemptive relief that precipitated an SEC order granting the requested relief.[1] The Staff raised no objections to the imposition of transaction fees in connection with its consideration of the Trust’s exemptive application. The following discussion of transaction fees was included in the Trust’s exemptive application, as amended:

In order to defray the transaction expenses, including brokerage costs, that will be incurred by an Index Fund

[1]	See Investment Company Act Release No. 27311 (May 2, 2006) (File No. 812-12947).

when investors purchase or redeem Creation Units, each Index Fund will impose purchase and redemption transaction fees (“Transaction Fees”), which may consist of both fixed and variable fees, on such purchases and redemptions of Creation Units to be borne only by such purchasers or redeemers. Where an Index Fund permits an in-kind purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the “cash in lieu” portion of its investment to cover the cost of purchasing such Deposit Securities, including brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The exact amounts of such Transaction Fees will be determined separately for each Index Fund. The intent, in each case is to protect the continuing shareholders of the respective Index Funds against the dilutive costs associated with the transfer or purchase of Deposit Securities in connection with the purchase of Creation Units, and with the transfer or sale of the respective Index Funds’ Portfolio Securities in connection with the redemption of Creation Units.

The maximum Transaction Fees relevant to each Index Fund will be fully disclosed in the Prospectus of such Index Fund and the method of calculating these Transaction Fees will be fully disclosed in the Prospectus and/or SAI. Variations in the Transaction Fees of an Index Fund may be imposed from time to time as disclosed in the Index Fund’s Prospectus in accordance with Rule 22d-l under the 1940 Act and the method of determining such variations will be disclosed in the Prospectus and/or SAI The Transaction Fees of any Index Food may be increased, decreased or otherwise modified at the discretion of the Adviser, subject to the filing of an amendment to the then current registration statement with respect to the Index Fund. Such Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate, and will take into account transaction costs associated with the recent Deposit Securities and Fund Securities of the Index Funds. In all cases the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open end management investment companies offering redeemable securities.

Additionally, transaction fees are contemplated by Form N-1A. Prior to the 2009 amendments to the Form relating to the implementation of summary prospectuses, exchange-traded funds regularly disclosed transaction fees within the fund’s prospectus Fee Table. The 2009 amendments to the Form specifically contemplate such fees in the context of limiting related disclosure within the Fee Table. See Instruction 1(e)(ii) to Item 3, which states, “[i]f the Fund is an Exchange-Traded Fund…[i]f the Fund issues or redeems shares in creation units of not less than 25,000 shares each, exclude any fees charged for the purchase and redemption of the Fund’s creation units.”

With proper disclosure to all Authorized Participants, as is currently set forth in the Trust’s SAI, the funds do not create any potential for discrimination or preferential treatment among Authorized Participants purchasing Creation Units. Furthermore, transaction fees protect a fund’s existing shareholders from the dilutive costs associated with the purchase and redemption of Creation Units. The Trust, therefore, believes that selling fund shares at prices based on NAV, plus the applicable transaction fee, is appropriate and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of Rule 22c-1 and the 1940 Act.

PART C

Comment 13.	Please provide the Staff with a form of opinion and consent of Dechert LLP prior to filing the Fund’s registration statement under Rule 485(b) under the 1933 Act.

	Response 13.	We have provided you with the requested opinion and consent.

Comment 14.

For future filings with the Commission, please include a certified copy of a resolution of the Trust’s Board of Trustees authorizing persons signing the Trust’s registration statement on behalf of its President and Chief Executive Officer to do so if someone else is signing the registration statement on his behalf pursuant to a power of attorney, consistent with the requirements of Rule 483(b) under the 1933 Act.

	Response 14.	We hereby confirm that the Trust will comply with the requirements of Rule 483(b) under the 1933 Act in future filings with the Commission.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss